March 17, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                           Aberdeen Global Select Opportunities Fund Inc. (the “Fund”)

File Nos. (333-111901) and (811-06017)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Fund please find: (i) a copy of Contract Endorsement 001 to the Fund’s Registered Management Investment Company Bond numbered B080126066P13 (the “Fidelity Bond”), which was filed on December 30, 2013 (Accession Number 0001104659-13-092813); (ii) a copy of the resolutions adopted by the members of the Board of Directors of the Fund (including a majority of those who are not “interested persons” of the Fund as defined in the 1940 Act), approving the form and amount of the Fidelity Bond; and (iii) a copy of the allocation agreement between the Fund and the Aberdeen Investment Funds with respect to the Fidelity Bond.

There was no additional premium due for the Fidelity Bond for the period from December 21, 2013 to December 21, 2014 as the result of Contract Endorsement 001. The Fidelity Bond is written for $2,675,000 of coverage.  The amount of the single insured bond that the Fund would have been required to provide and maintain pursuant to Rule 17g-1(d) had it not been named as an insured under a joint insured bond is $175,000.

Please do not hesitate to contact the undersigned at (617) 662-3968 with any questions or comments concerning this filing.

Sincerely,

/s/ Julie Tedesco
Julie Tedesco
Secretary
Aberdeen Global Select Opportunities Fund Inc.

Approval of Fidelity Bond

RESOLVED, that the Board of Trustees of the Aberdeen Investment Funds (the “Trust”) and the Board of Directors of the Global Select Opportunities Fund, and by separate vote, the Trustees/Directors who are not “interested persons” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), (the “Independent Trustees/Directors”), hereby authorize, empower and direct the officers of the Trust and the Global Select Opportunities Fund to provide and continue to maintain for the Trust and the Global Select Opportunities Fund,  a registered management investment company fidelity bond conforming with the requirements of Rule 17g-1 under the 1940 Act, designed to protect the Trust and the Global Select Opportunities Fund against larceny and embezzlement; and it is further

RESOLVED, that the Board of Trustees of the Trust and the Board of Directors of the Global Select Opportunities Fund, and by separate vote, the Independent Trustees/Directors, hereby determine, with due consideration of (i) the value of the aggregate assets of the Trust and the Global Select Opportunities Fund to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities and other investments in the portfolios of the Trust and the Global Select Opportunities Fund and (iv) the amount of the bond and the premium for such bond, that the fidelity bond in the amount of $2,675,000 issued by Axis Specialty Europe SE as presented at this Meeting, is reasonable in form and amount; and it is further

RESOLVED, that the Secretary, the Assistant Secretary of the Trust and the Global Select Opportunities Fund, or his/her designee, be, and hereby is, designated on behalf of the Trust and the Global Select Opportunities Fund to make the filings and give the notices required by Rule 17g-1; and it is further

RESOLVED, that the appropriate officers of the Trust and the Global Select Opportunities Fund be, and hereby are, authorized to pay the Trust’s and the Global Select Opportunities Fund’s pro-rata share of the total premium of $7,500, and to take any and all actions, in the name of the Trust and the Global Select Opportunities Fund and on its behalf, that such officer or officers may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolution.

CONTRACT ENDORSEMENT

UNIQUE MARKET REF:	B080126066P13

ENDORSEMENT REF:	001

NAMED ENTITY:	1)	Aberdeen Investment Funds

		a.	Aberdeen Global High Income Fund
		b.	Aberdeen Select International Equity Fund
		c.	Aberdeen Select International Equity Fund II
		d.	Aberdeen Total Return Bond Fund

	2)	Aberdeen Global Select Opportunities Fund Inc.

EFFECTIVE DATE:	21st December, 2013 (12.01 a.m. local standard time)

It is hereby noted and agreed that, with effect from the date shown above; the bond to which this endorsement is attached shall be duly amended as follows:

1)                                     General Agreement B) (Additional Officers or Employees — Consolidation, Merger or Purchase of Assets — Notice) shall be deleted in its entirety and replaced as follows:

B)                                   Additional exposures.

(1)                                 Additional offices and employees

Except as provided in sub-clause (2) below, this bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Insurer for the Bond Period.

(2)                                 Merger or consolidation

If during the Bond Period, an Insured shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Insurer thereof, then this bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Insurer may make such coverage contingent upon the payment of an additional premium.

(3)                                 Acquisition or creation of funds

(i)                                     If during the Bond Period, an Insured creates or acquires a fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such fund are less than or equal to the amount set forth in Item 8 of the Declarations then, subject to all the other provisions of this bond, coverage shall automatically apply to any Loss sustained by that fund.

(ii)                                  If during the Bond Period, an Insured creates or acquires a fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such fund are greater than the amount set forth in Item 8 of the Declarations, no coverage shall apply to any Loss sustained by that fund unless the Insured provides the Insurer with full particulars of such acquisition or creation, agrees to any additional premium and/or amendment of the provisions of this bond the Insurer requires and pays any premium required.

(iii)                               There shall be no coverage for:

(a)                                 any Loss sustained by any such fund resulting from an act committed or an event occurring prior to the consummation of a transaction described in sub-clause (i) or (ii) above; or

(b)                                 any Loss sustained by any such fund resulting from an act whenever committed or an event whenever occurring, which together with an act committed or an event occurring prior to the consummation of such transaction, would constitute a Single Loss.

In no event shall any transaction among Insureds constitute an acquisition or creation of funds.

(4)                                 Fund name changes

If during the Bond Period, a fund changes its legal name in accordance with the organizational documents of such fund and, if applicable, in accordance with state law, and such name change does not occur in connection with a transaction described in sub-clause (2) or (3) above, then such fund shall automatically qualify as a fund under its new name, in addition to its prior name.

2)                                     by adding Item 8 to the end of the Declarations, as follows:

Item 8.                                                         Amount of Fund Assets:          USD 5,131,340,000.

3)                                     by adding the following sub-clause under Section 4:

D)                                   Increase in the Limit of Liability.

If the Insured shall, while this bond is in force, require an increase in the aggregate Limit of Liability to comply with SEC Reg. 17g-1 due to an increase in the asset size of current investment companies insured under this bond or by the addition of investment companies, such increase in the aggregate Limit of Liability shall automatically be covered up to the minimum required by SEC Reg. 17g-1. However, under no circumstances shall the aggregate Limit of Liability exceed USD 3,000,000 without the prior approval of the Insurer and agreement by the Insured to pay an additional premium for the remainder of the Bond Period.

All other terms, conditions and limitations remain unaltered.

FIDELITY BOND

JOINT ALLOCATION AGREEMENT

December 21, 2013

AGREEMENT dated the 21st day of December, 2013 between Aberdeen Investment Funds and Aberdeen Global Select Opportunities Fund, Inc.

WHEREAS, the Aberdeen Investment Funds (the “Trust”) is a trust that was formed as a Massachusetts trust under the laws of the Commonwealth of Massachusetts pursuant to a Master Trust Agreement which consists of four separate investment portfolios as detailed in Schedule A, which are each open-end management investment companies registered as such under the Investment Company Act of 1940; and

WHEREAS, Aberdeen Global Select Opportunities Fund, Inc. (the “Select Opportunities Fund”), a corporation formed under the laws of the state of Maryland, is an open-end management investment company registered as such under the Investment Company Act of 1940; and

WHEREAS, Rule 17g-1, as amended under the Investment Company Act of 1940 (“Rule 17g-1”), requires registered management investment companies to provide and maintain fidelity bonds covering their officers and employees in amounts no less than the stated minimums based upon the gross assets of such registered management investment companies; and

WHEREAS, Paragraph (b) of Rule 17g-1 of the Investment Company Act of 1940 provides that the fidelity bond may be in the form of a joint insured bond covering the Trust and the Select Opportunities Fund; and

WHEREAS, the Trustees of Trust and the Directors of the Select Opportunities Fund, including a majority of such Trustees/Directors who are not “interested persons” (as that term is defined in the Investment Company Act of 1940) have given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the portfolios in the Trust and the Select Opportunities Fund to which any covered person may have access, the type and terms of the arrangements made for the custody of such assets and the nature of the securities in the portfolios of the Trust and the Select Opportunities Fund; and

WHEREAS, each of the Funds is named as an insured in a fidelity bond issued by AXIS Specialty Europe SE as of December 21, 2013 (the “Fidelity Bond”), which Fidelity Bond is in full compliance with Rule 17g-1.

NOW, THEREFORE, the Trust and the Select Opportunities Fund hereby agree as follows:

1.        Each of the Trust and the Select Opportunities Fund will pay a portion of the premiums for the joint insured fidelity bond which is allocated pro rata according to the percentage each of their net assets bear to the aggregate net assets of all the insured parties.

2.        In the event recovery is received under the joint insured bond as a result of a loss sustained by two or more of the insured parties, each party shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which such party would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

ABERDEEN INVESTMENT FUNDS On behalf of each of its series set forth on Schedule A hereto

By:	/s/ Andrea Melia	/s/ Jennifer Nichols
Name:	Andrea Melia	Jennifer Nichols
Title:	Treasurer & CFO	Vice President

ABERDEEN GLOBAL SELECT OPPORTUNITIES FUND, INC.

By:	/s/ Andrea Melia	/s/ Jennifer Nichols
Name:	Andrea Melia	Jennifer Nichols
Title:	Treasurer & CFO	Vice President

Schedule A

ABERDEEN INVESTMENT FUNDS on behalf of its series:

Aberdeen Select International Equity Fund

Aberdeen Select International Equity Fund II

Aberdeen Total Return Bond Fund

Aberdeen Global High Income Fund